

Mail Stop 3561

August 31, 2016

Ronald A. Mayo
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

> **Re: Lee Enterprises, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 27, 2015**
> **Filed December 11, 2015**
> **File No. 001-06227**

Dear Mr. Mayo:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Andrew Mew

                    Andrew Mew
                    Senior Assistant Chief Accountant
                    Office of Transportation and Leisure